Exhibit (a)(6)


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MACKENZIE PATTERSON FULLER, LP ANNOUNCES RESULTS OF OFFER TO PURCHASE UP TO
145,000 SHARES OF AMERICAN SPECTRUM REALTY INC. AT $20.50 PER SHARE

MORAGA, CA, August 18, 2006 - MacKenzie Patterson Fuller, LP and affiliates (collectively, "MPF") today announced they have completed their tender offer for shares of common stock of American Spectrum Realty Inc. (AMEX: AQQ) for a price of $20.50 per share. The Offer resulted in the tender by shareholders, and acceptance for payment by the Purchasers, of a total of 3,625 Shares. Upon completion of the Offer, the Purchasers held an aggregate of approximately 60,278 Shares, or approximately 4.3% of the total outstanding Shares.


Contact: Christine Simpson, 800-854-8357 x. 224
MacKenzie Patterson Fuller, LP
1640 School Street, Suite 100
Moraga, California 94556